Infrastructure, environment, buildings	ARCADIS NV Utrechtseweg 68 Postbus 33 6800 LE Arnhem Tel 026 3778 292 Fax 026 4438 381 www.arcadis-global.com

PRESS RELEASE

ARCADIS POSTS STRONG FIRST QUARTER 2005

•
Net income increases by 21%

•
Gross revenue rises 8%, organic increase also 8%

•
Healthy growth in all three market segments

•
Dutch market exhibits signs of recovery

•
Outlook for full year 2005 remains positive

ARNHEM, The Netherlands, May 3, 2005—ARCADIS (Nasdaq: ARCAF; Euronext: ARCAD), the international consulting and engineering company, today reported solid results for the first quarter of 2005. Net income rose to € 5.5 million, an increase of 21% compared to the same period last year. Gross revenues rose 8% to € 223 million. The decline of the U.S. dollar exerted a negative currency effect of 1 to 2% on both gross revenues and net income. The solid results were primarily the result of organic growth and the effect of earlier measures to improve margins.

Commenting on these developments, CEO Harrie Noy said: "I am pleased that our organic growth came out well above our 5% target. This results from the continued positive development in the environmental market, maintained growth in the buildings market and recovery in the Dutch infrastructure market. In that market we saw the first signs of recovery, which led to an improvement in our backlog. Our policy to improve margins is yielding results. As a result of the restructuring which was completed in the Netherlands last year, as well as the ongoing transition in the buildings segment to management and consultancy services with higher added value, the margin has clearly improved."

Key figures

	First quarter
Amounts × € 1 million, unless otherwise stated
	2005	2004	Δ
Gross revenue	223	207	8%
Operating income	10.1	8.1	25%
Net income	5.5	4.6	21%
Net income per share (in EUR)(1)	0.27	0.23	19%
Net income from operations(2)	5.9	4.5	30%
Net income from operations per share(1,2)	0.29	0.22	29%

(1)
In 2005 based on 20.3 million shares outstanding (in 2004: 20.0 million).

(2)
Excluding amortization, pension adjustments and option costs.

Analysis
Beginning from the first quarter of 2005, the Company's results are reported under IFRS (International Financial Reporting Standards). The comparable figures for 2004 have been adjusted on this basis. The consequences of IFRS for ARCADIS and the adjustments to the Company's reported net income for 2004 on a quarterly basis are specified in an attachment to this press release. The table with main figures also includes the net income from operations. This is net income as defined by IFRS, corrected for non-operational items (amortization intangible fixed assets, adjustments related to pension plans and costs of options).

2005 first quarter gross revenues increased by 8%. The contribution from acquisitions was 2%. This was offset by a negative currency effect of 1% and a decline of 1% resulting from the proceeds of the sale of parts of the company in the first quarter of 2004. Organic growth was 8%. The main contribution came from the United States and South America, while in Europe the activities in France grew strongly. In the Netherlands, the modest organic growth from the fourth quarter of 2004 was continued, which indicates a gradual market recovery.

Operating income in the 2005 first quarter was 25% higher. On a recurring basis (so excluding the non-recurring effects in 2004) the increase was 13%. Acquisitions and divestments on balance yielded 2% growth, while the currency effect was a negative 2%. The relatively small contribution from acquisitions was mainly the effect of the amortization of identifiable intangible assets under IFRS. The organic increase in operating income was 13%, mainly through revenue growth in combination with margin improvement.

With an increase of 21%, net income rose somewhat less than operating income. This can be mainly attributed to the lower contribution from non-consolidated companies as a result of the completion of a number of contracts for energy projects in Brazil. It is expected that in the course of this year new contracts will be signed. Because in net income from operations the amortization on acquisitions is excluded, this rose by 30%.

Developments per market segment
The figures mentioned below relate to gross revenue developments and, unless otherwise noted, discuss the comparison between the first three months of 2005 and the same period last year.

•
Infrastructure
Gross revenue growth was 11%. Of this growth, 8% came from acquisitions completed last year. Organic growth was 6%, a considerable improvement compared to 2004, when there was an organic decrease. In almost all countries, activities increased. The recovery in Brazil and Chile that started last year, continued strongly. In France, ARCADIS is involved in several rail projects which contributed to strong growth.

•
Environment
With 10%, organic growth continued at a good level. In the United States, growth was still solid but somewhat down from 2004 because of the start up of several large GRiP® projects in the first quarter of 2004. In Europe a solid performance was achieved in Germany, Belgium and France, while in Poland, the first European GRiP® project was won. In the European market there is a lot of interest for this approach, particularly for redevelopment of contaminated industrial sites. Activities in Brazil also saw strong growth.

•
Buildings
Organic growth was 11% mainly from expansion in project management and facility management. These management services are less cyclical. In the United States, at the end of the first quarter, the sale of most of the detailed design and engineering activities for buildings was completed. This fits with our policy to focus on higher margin activities in this segment.

Outlook
Improvement of infrastructure is an important theme in many countries. In the Netherlands, initiatives for public private partnerships may have a positive effect on infrastructure investment. The money from European investment funds is being redirected to central Europe leading to strong growth in the markets for roads and rail there. With strong positions in Poland and the Czech Republic, ARCADIS benefits from this development. France has a large program for expansion of high speed railway lines for which ARCADIS is well positioned. In the United States, an agreement has been reached on federal infrastructure funding (SAFETEA) which will positively impact the market. In the American environmental market, the multiyear GRiP® contracts form a solid basis for further expansion of our activities. The GRiP® approach also offers good prospects in the European environmental market. In the buildings segment growth should mainly come from expansion in management services as a result of outsourcing.

CEO Noy concluded: "The outlook for full year 2005 is positive. In many markets in which ARCADIS is active, conditions are favorable. In the Netherlands, our competitive position has been strengthened in a market that is recovering. Our policy is to use synergy to generate additional organic growth. Excellent opportunities for synergy are present in services to multinational clients and in the areas of soil remediation, railroad, bridges and tunnels. A stringent focus on activities with higher added value has to lead to further margin improvement. Our policy to expand activities by way of acquisitions will be continued. Barring unforeseen circumstances, and excluding currency effects, we expect continued growth in revenue and profits."

ARCADIS is an international company that provides project management, consultancy and engineering services to enhance mobility, sustainability and quality of life. Infrastructure—Environment—Buildings. ARCADIS develops, designs, implements, maintains and operates projects. For companies and governments. With 10,000 employees and € 900 million in gross revenue. Present multi-nationally with a close-knit local network. Expertise and experience of international significance. Focused on providing added value to clients. Responsible and involved. Thinking and acting. Result counts.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These are other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:
Joost Slooten at ARCADIS at *31-26-3778604 or e-mail at j.slooten@arcadis.nl
Visit us on the internet: www.arcadis-global.com

—Tables follow—

ARCADIS NV
CONSOLIDATED STATEMENT OF INCOME IN EUR

	First quarter
Amounts in millions, except per share amounts
	2005	2004
Amounts in accordance with NL-GAAP
Gross revenue	223.1	207.3
Materials, services of third parties	61.1	51.5

Net revenue	162.0	155.8
Operational cost	147.9	143.6
Depreciation	3.7	4.1

Operating income excluding amortization identifiable intangible fixed assets (EBITA)	10.4	8.1
Amortization identifiable intangible fixed assets	0.3	0.0

Operating income	10.1	8.1
Financing income/expenses net	(0.7)	(1.0)

Income before taxes	9.4	7.1
Taxes	(3.5)	(2.9)

Income after taxes	5.9	4.2
Income from non-consolidated companies	0.0	0.6

Group income after taxes	5.9	4.8
Minority interest	(0.4)	(0.2)

Net income	5.5	4.6
Net income from operations	5.9	4.5
Net income per share(1)	0.27	0.23
Net income from operations per share	0.29	0.22
Number of shares outstanding (in thousands)	20,280	20,045

(1)
Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV
CONSOLIDATED STATEMENT OF INCOME IN US$

	First quarter
Amounts in millions, except per share amounts
	2005	2004
Amounts in accordance with NL-GAAP
Gross revenue	292.5	259.0
Materials, services of third parties	80.1	64.4

Net revenue	212.4	194.6
Operational cost	193.8	179.5
Depreciation	4.9	5.1

Operating income excluding amortization identifiable intangible fixed assets (EBITA)	13.7	10.0
Amortization identifiable intangible fixed assets	0.5	0.0

Operating income	13.2	10.0
Financing income/expenses net	(0.9)	(1.2)

Income before taxes	12.3	8.8
Taxes	(4.5)	(3.6)

Income after taxes	7.8	5.2
Income from non-consolidated companies	(0.1)	0.7

Group income after taxes	7.7	5.9
Minority interest	(0.5)	(0.2)

Net income	7.2	5.7
Net income from operations	7.7	5.7
Net income per share(1)	0.36	0.29
Net income from operations per share	0.38	0.28
Number of shares outstanding (in thousands)	20,280	20,045
Dollar exchange rate 1st quarter EUR 1= $	1.31	1.25
Dollar exchange rate 2nd quarter EUR 1= $		1.20
Dollar exchange rate 3rd quarter EUR 1= $		1.22
Dollar exchange rate 4th quarter EUR 1= $		1.30

(1)
Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV
CONSOLIDATED BALANCE SHEET IN EUR

Amounts in millions	March 31, 2005	December 31, 2004
Amounts in accordance with NL-GAAP
ASSETS
Fixed assets(*)	114.1	112.7
Current assets	340.0	320.0

TOTAL	454.1	432.7

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	255.7	244.4
Long term debt	12.4	13.0
Provisions	32.1	29.9
Total equity	153.9	145.4

TOTAL	454.1	432.7

(*) Including capitalized goodwill	51.5	48.1
CHANGES IN SHAREHOLDERS' EQUITY IN EUR
Amounts in accordance with NL-GAAP	2005	2004
Shareholders' equity at January 1	136.4	125.0
Changes:
Net income current year	5.5	4.6
Options exercized	0.5	0.5
Purchase own stock	(0.9)	—
Exchange rate differences	2.8	1.6
Other changes	0.0	—

Shareholders' equity at balance sheet date	144.3	131.7

ARCADIS NV
CONSOLIDATED BALANCE SHEET IN US$

Amounts in millions	March 31, 2005	December 31, 2004
Amounts in accordance with NL-GAAP
ASSETS
Fixed assets(*)	147.9	153.5
Current assets	440.8	435.9

TOTAL	588.7	589.4

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	331.5	332.8
Long term debt	16.1	17.7
Provisions	41.6	40.7
Total equity	199.5	198.2

TOTAL	588.7	589.4

(*) Including capitalized goodwill	66.8	65.5
Calculated with US dollar rate of EUR 1.00 = US$:	1.30	1.36
CHANGES IN SHAREHOLDERS' EQUITY IN US$
Amounts in accordance with NL-GAAP	2005	2004
Shareholders' equity at January 1	185.8	158.0
Changes:
Net income current year	7.2	5.7
Options exercized	0.6	0.6
Purchase own stock	(1.2)	—
Exchange rate differences	(5.3)	(3.3)
Other changes	—	—

Shareholders' equity at balance sheet date	187.1	161.0

ARCADIS NV
CONSOLIDATED CASH FLOW STATEMENT in EUR

	First quarter
Amounts in millions
	2005	2004
Amounts in accordance with NL-GAAP
Net income	5.5	4.6
Depreciation and amortization	4.1	4.1

Gross cash flow	9.6	8.7
Net working capital	(23.2)	(10.6)
Other changes	1.7	0.5

Total operational cash flow	(11.9)	(1.4)
Investments/divestments (net) in:
(In)tangible fixed assets	(2.1)	(2.3)
Acquisitions	(0.2)	2.9
Financial assets	(0.6)	(0.3)
Total financing activities	1.6	3.4

Change in cash and equivalents	(13.2)	2.3

ARCADIS NV
CONSOLIDATED CASH FLOW STATEMENT in US$

	First quarter
Amounts in millions
	2005	2004
Amounts in accordance with NL-GAAP
Net income	7.2	5.7
Depreciation and amortization	5.3	5.1

Gross cash flow	12.5	10.8
Net working capital	(30.1)	(13.0)
Other changes	2.2	0.7

Total operational cash flow	(15.4)	(1.6)
Investments/divestments (net) in:
(In)tangible fixed assets	(2.7)	(2.8)
Acquisitions	(0.3)	3.5
Financial assets	(0.7)	(0.4)
Total financing activities	1.9	4.2

Change in cash and equivalents	(17.2)	3.0

Description adjustments resulting from the implementation of IFRS

Introduction
Starting in 2005, ARCADIS applies the International Financial Reporting Standards (IFRS) as the basis for its financial reporting. This means that the quarterly reports during 2005 will be presented in line with the IFRS standards. For this purpose, the 2004 quarterly figures have been adjusted for comparison purposes. The changes in valuation principles and related changes in the figures are noted below. The figures used are in thousands of euros.

Goodwill
Under IFRS goodwill is no longer amortized. Instead an annual (or more frequent if needed) impairment test is performed to assess if the expected cashflows still warrant the capitalized amounts. The amounts that are paid at the time of acquisition for identifiable intangible fixed assets are activated and amortized over the economic lifetime of the assets.

Up to and including 2004, goodwill was amortized according to Dutch rules. The amount related to this amortization was € 2.558. Of this amount, € 376 has been earmarked as amortization on identifiable intangible fixed assets. The remaining amount of € 2.182 concerns goodwill amortization. In the comparing figures for 2004 this amount has been added to income.

Work-in-progress
The first change concerns the treatment of proposal costs. Some operating companies, used to treat proposal cost as work-in-progress by earmarking these costs as project related after the project contract had been signed. IFRS has a more stringent regimen for the activation of costs. In the comparing balance sheet per year-end 2004 for work-in-progress this leads to a reduction by € 2.634. Of this amount, and after subtraction of a deferred tax credit of € 830, an amount of € 1.804 has been charged to shareholders' equity.

A second adjustment concerns the general overhead cost as a pricing component which are charged to projects. IFRS prohibits the activation of general overhead cost in work-in-progress via pricing. ARCADIS used to charge projects against an integral price, so including an addition for general indirect cost. Because ARCADIS uses the percentage-of-completion method for project assessment, the new valuation principle only has an effect on loss-making projects. In that case a provision was formed in which the amount of indirect cost was too high. Application of IFRS leads to an increase in the year-end 2004 balance sheet work-in-progress of € 618 which has been added to shareholders' equity. After tax this amount is € 423.

These new valuation principles do not lead to a different result, but only to a timing difference in result taking. The 2004 income therefore has not been adjusted.

Deferred compensation
As of 2004 ARCADIS has a pension plan which qualifies as a defined contribution plan for most of its Dutch employees. For the employees of PRC, a pension plan is in place which qualifies as a defined benefit plan. For German and French companies limited plans are in place which qualify as defined benefit plans. IFRS (IAS 19) demands that related to these defined benefit plans in the opening balance sheet 2004 a provision is formed and charged to shareholders' equity to the amount of € 14,960. After tax an amount of € 10,231 has been charged to shareholders' equity. 2004 net income was increased by € 668 net, based on actuarial calculations related to these pension plans.

For a relatively small number of staff members, jubilee payments are in place. For these payments a provision was formed on the balance sheet of € 1,000, which, after taxes, has been charged to shareholders' equity (€ 685).

Option costs
IFRS demands that costs for options which have been issued after November 7, 2002 and of which the date on which they become vested is after January 1, 2005, are included in the results, spread over the period in which they are conditional. In the case of ARCADIS, this is three years. The cost, amounting to € 365 in 2004 (after tax € 239) has been charged to the 2004 result. Because in the ARCADIS option plans options can only be converted into shares, this amount has been added to shareholders' equity.

Provision doubtful debtors
IFRS prohibits the existence of a dynamic provision for doubtful debtors. The total provision has therefore been evaluated and distributed to outstanding receivables. The surplus that remained after the evaluation to the amount of € 203 was added to shareholders' equity.

Exchange rate differences
The cumulative reserve for exchange rate differences has been balanced per 1/1/2004 with the general reserve. Future exchange rate differences will be registered separately.

Other changes
The investigation into the effects of the introduction of IFRS has led to small changes in income in different parts of the company, resulting in a total net income reduction of € 55.

Change corporate tax percentage in the Netherlands
Part of the items mentioned above relate to the Dutch part of the company. To the extent that these items caused deferred taxes, the percentage change in corporate tax in the Netherlands per January 1, 2005 affected this deferral. This caused a negative effect to the amount of € 519 on the adjusted income statement of 2004.

Adjustments quarterly results 2004:
Because of the above changes, the results per quarter for 2004 have been adjusted as follows.

	Q1-2004	Q2-2004	Q3-2004	Q4-2004	Tot. 2004
Published net income	4,003	4,913	4,039	7,184	20,139
Adjustments
Amortization goodwill	490	541	529	622	2,182
Pensions	270	271	270	271	1,082
Option costs	(94)	(95)	(98)	(78)	(365)
Other adjustments	(13)	(14)	(14)	(14)	(55)
Corporate tax	(71)	(71)	(70)	(77)	(289)
Change in tax percentage				(519)	(519)

Total adjustments	582	632	617	205	2,036
Adjusted net income	4,585	5,545	4,656	7,389	22,175
Amortization identifiable intangible fixed assets	33	31	32	282	378
Pensions	(270)	(271)	(270)	(271)	(1,082)
Option costs	94	95	98	78	365
Corporate tax	71	71	70	596	808

Adjusted net income from operations	4,513	5,471	4,586	8,074	22,644

Adjustments balance sheet
Based on the above, the balance sheet has been adjusted as follows.

Adjustments shareholder's equity	Per 1/1/2004	Per 12/31/2004
Published shareholder's equity	136,538	145,669
Adjustments
Adjustment net income 2004, excluding the effect of a change in tax rate	—	2,555
Option costs 2004 in favor of shareholder's equity	—	239
Work in progress net	(1,320)	(1,381)
Provision pensions net	(9,802)	(10,231)
Provision jubilee payments net	(655)	(685)
General provision doubtful debtors	203	203

Total adjustments	(11,574)	(9,300)
Adjusted shareholder's equity	124,964	136,369

The figures in this statement are unaudited.